Exhibit 99.2

Draganfly To Attend AUVSI XPONENTIAL 2021 Event

Los Angeles, CA. August 5, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced that it will be attending the AUVSI XPONENTIAL 2021 in Atlanta.

Taking place August 16 -19, 2021, at the Georgia World Congress, the AUVSI XPONENTIAL is the world’s largest trade show for unmanned aerial vehicles, bringing together thousands of commercial and military delegates all with a vested interest in drone technology.

Draganfly will be showcasing its Commander II and Tango2 sUAS platforms, as well as the AeroVironment Quantix Mapper, of which Draganfly is the exclusive partner and reseller. Draganfly will also be showcasing its Drone-Powered Stadium and Event Disinfecting Service which operates in partnership with Varigard – a leader in natural and organic disinfectants. This technology enables the sanitization and disinfecting of stadiums and other large venues by administering a surface spray via Draganfly drones across the entire venue in a fraction of the time required using conventional methods. The Draganfly team will be available to discuss these and other products and services including their artificial intelligence capabilities and contract engineering services at booth #2150. Click to learn more about our presence at AUVSI.

The event is the global stage for all things unmanned — from modeling and simulation, sensors, energy storage and UAS mitigation solutions to what is coming over the horizon in AI/ML, 5G, edge computing and more.

Speaking ahead of this year’s AUVSI Xponential, Draganfly CEO Cameron Chell said: “AUVSI is always an important date in Draganfly’s calendar. It gives us the platform to showcase to the global drone industry our latest technology”.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the Company’s attendance at AUVSI XPONENTIAL 2021. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.